Exhibit 99.1

Press release
Brussels / 19 March 2019 / 9.00pm CET

Anheuser-Busch InBev Announces Proposed

Changes To its Board of Directors

On Tuesday, 19 March 2019, Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev” or the “Company”) is announcing changes to its Board of Directors, subject to approval at its annual ordinary and extraordinary shareholders’ meeting to be held on 24 April 2019 (the “Annual Shareholders’ Meeting”).

Olivier Goudet, Alexandre Behring, Stéfan Descheemaeker and Carlos Alberto Sicupira will be leaving their positions as members of the Board of Directors, immediately after the Annual Shareholders’ Meeting. Mr. Goudet has served on our Board of Directors since April 2011 and has been its Chairperson since April 2015. Mr. Behring, Mr. Descheemaeker and Mr. Sicupira have served on our Board of Directors since 2014, 2008 and 2004, respectively. We want to warmly thank each of them for their remarkable commitment and valuable contributions to our company during their respective tenures and wish them great success in their future endeavors.

To replace Mr. Goudet as Chairperson of our Board, we have approached Martin J. Barrington. He will be proposed as the unanimous choice of our Board of Directors, including independent directors, as our new Chairperson, effective as from the Annual Shareholders’ Meeting. Mr. Barrington knows our industry and our company well. He has been part of our Board of Directors since we completed our combination with SAB in October 2016. We believe that his experience as a former Chairman and CEO of a listed, broadly-held multinational company means that he brings strong qualifications to the role. He is an expert in governance, regulatory topics and operational excellence, and left his previous role with a recognized track-record for shareholder value creation. Mr. Barrington has been fully retired from his previous role as Chairman and CEO for almost a year and has the time required as Chairperson of our Board to dedicate to AB InBev.

“I’m honored to be considered by the AB InBev Board of Directors as the company’s next Chairperson. I have thoroughly enjoyed the past two and a half years that I have spent on the Board of Directors and learned about the company. I believe that AB InBev is extremely well-positioned for continued growth and value creation, led by a best-in-class management team under the leadership of CEO Carlos Brito. I look forward to helping this great company write the next chapter in its exciting journey”, Mr. Barrington stated.

Press release
Brussels / 19 March 2019 / 9.00pm CET

Mr. Barrington’s appointment is subject to (i) the approval of changes to the Company’s bylaws (article 23) regarding the Chairperson of the Board, and (ii) his re-election as a Restricted Share Director at the Annual Shareholders’ Meeting. The proposed amendment would broaden the pool of eligible individuals and allow our Board of Directors to elect a Chairperson who is either an independent director or a representative of the Restricted Shareholders (e.g., Altria or Bevco). Altria and Bevco are not part of the same group as our controlling shareholders and do not share business interests with them, apart from their holding of AB InBev shares, and the proposed amendments do not allow the Chairperson of the Board to be a representative of our controlling shareholders. While Mr. Barrington is already considered an independent director under US law, he cannot be proposed as independent based on the current Belgian legal rules and our bylaws. We are confident that the proposed change will strengthen the representation of our minority shareholders.

To fill the independent director seat left by Mr. Goudet, we are pleased to propose Dr. Xiaozhi Liu. To replace Mr. Behring, Mr. Descheemaeker and Mr. Sicupira, our controlling shareholders are pleased to announce that Mr. Claudio Garcia, Ms. Sabine Chalmers and Ms. Cecilia Sicupira, respectively, will be proposed as new directors at the upcoming Annual Shareholders’ Meeting (see biographies below).

We believe that the proposed changes to our Board of Directors described above and the strong credentials and track-record of the new appointees will bring new perspectives, which will be valuable for our journey to continue shaping the beer category as we remain focused on delivering sustainable top and bottom line growth.

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Biographies of proposed Board members

Dr. Xiaozhi Liu is a German citizen born in China, fluent in English, German and Chinese. She is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv (NYSE) and Fuyao Glass Group (SSE). Previously, she held various senior executive positions including Chairman & CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales & Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG (SGX) from 2009 to 2011. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing & sales, mergers & acquisitions, including in the United States, Europe and China at global Top 500 companies and Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a master’s degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a bachelor’s degree in Electrical Engineering at Xian Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives.

Press release
Brussels / 19 March 2019 / 9.00pm CET

Ms. Cecilia Sicupira, a Brazilian citizen, is a graduate from the American University of Paris with a bachelor’s degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira currently serves on the board of Lojas Americanas S.A (BOVESPA: LAME4), where she is member of the Finance and People Committees, and of Ambev S.A (BOVESPA: ABEV3). She previously served on the board of Restaurant Brands International (NYSE: QSR) and of São Carlos Empreendimentos S.A. (BOVESPA: SCAR3). Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.

Ms. Sabine Chalmers, an American citizen, graduated with a bachelor’s degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel of BT Group plc and serves on the Board of Directors and Audit & Finance Committee of Coty Inc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer & Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.

Mr. Claudio Garcia, a Brazilian citizen, graduated from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for Inbev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Lojas Americanas, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City.

Press release
Brussels / 19 March 2019 / 9.00pm CET

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media

Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Aimee Baxter
Tel: +32 16 276 888	Tel: +1 718 650 4003
E-mail: mariusz.jamka@ab-inbev.com	E-mail: aimee.baxter@ab-inbev.com

Jency John	Ingvild Van Lysebetten
Tel: +1 646 746 9673	Tel: +32 16 276 823
E-mail: jency.john@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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